Exhibit 99.1

Investor and Media Contacts:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Reports Results for the Third Quarter of 2022

Declares Dividend of $0.375 per Common Share

LONDON, ENGLAND — November 9, 2022 - Global Ship Lease, Inc. (NYSE: GSL) (the "Company", "Global Ship Lease" or "GSL"), an owner of containerships, announced today its unaudited results for the three and nine month periods ended September 30, 2022.
Third Quarter 2022 and Year to Date Highlights
- Reported operating revenue of $172.5 million for the third quarter 2022, an increase of 24.5% on revenue of $138.6 million for the prior year period. For the nine months ended September 30, 2022, operating revenue was $480.6 million, up 63.2% from $294.4 million in the prior year period.
- Reported net income available to common shareholders of $89.6 million for the third quarter of 2022, an increase of 42.4% or 1.4 times net income of $62.9 million for the prior year period. Normalized net income (a non-U.S. GAAP financial measure, described below) was $87.5 million, 1.4 times normalized net income of $63.1 million for the prior year period.

- For the nine months ended September 30, 2022, net income available to common shareholders was $210.8 million, an increase of 117.1% or 2.2 times net income of $97.1 million for the prior year period. Normalized net income for the same period was $221.0 million, 2.1 times normalized net income for the prior year period of $104.6 million.

- Generated $111.4 million of Adjusted EBITDA (a non-U.S. GAAP financial measure, described below) for the third quarter of 2022, 1.7 times Adjusted EBITDA of $64.5 million for the prior year period. Adjusted EBITDA for the nine months ended September 30, 2022 was $298.4 million, 1.9 times Adjusted EBITDA of $158.1 million for the prior year period.
- Earnings per share for the three months ended September 30, 2022 was $2.44, 1.4 times the earnings per share of $1.73 for the prior year period. Normalized earnings per share (a non-U.S. GAAP financial measure, described below) for the three months ended September 30, 2022 was $2.38, as compared to the normalized earnings per share of $1.74 for the prior year period. Earnings per share for the nine months ended September 30, 2022 was $5.75, 2.1 times the earnings per share of $2.80 for the prior year period. Normalized earnings per share for the nine months ended September 30, 2022 was $6.03, as compared to the Normalized earnings per share of $3.01 for the prior year period.

- Declared a dividend of $0.375 per Class A common share for the third quarter of 2022 to be paid on December 2, 2022 to common shareholders of record as of November 22, 2022. Paid a dividend of $0.375 per Class A common share for the first quarter of 2022 on June 2, 2022 and paid a dividend of $0.375 per Class A common share for the second quarter of 2022 on September 2, 2022.
- During the third quarter, added $770.6 million of firm contracted revenues with the addition of new forward charter fixtures on 10 ships: four Panamaxes, each for a firm period of five years, scheduled to commence between the fourth quarter of 2022 and first quarter of 2023, and six ECO-6,900 TEU ships, each for a firm period of five years with two 12-month extensions periods at the option of the charterers, scheduled to commence between the fourth quarter of 2023 and 2024. Year-to-date, and including the above, a total of $920.3 million of contracted revenues has been added to the Company's forward charter cover, assuming median redelivery dates for the charters. Included are 11 forward fixtures of four to seven years duration each (one 8,600 TEU ship, six 6,900 TEU ships, and four 4,000 – 4,250 ships), one prompt fixture of just over three years for a 2,200 TEU feeder, and three charter-extension options of 12 months each exercised by the charterers on three ships of 5,900 – 7,800 TEU.

- Continued to utilize the $40.0 million authorization (the "Buy-back Authorization") for opportunistic share repurchases, repurchasing a total of 875,956 Class A common shares during September and October 2022 for a total investment of $15.1 million. Re-purchase prices ranged between $15.51 and $17.95 per common share, with an average price of $17.22. A total of 1,060,640 Class A common shares have been repurchased under the Buy-back Authorization, for approximately $20.0 million.
- Between July 14, 2022 and August 1, 2022 the Company's corporate family credit ratings were improved by Moody's, from B1 / Stable to B1 / Positive, and by S&P Global, from BB- / Stable to BB / Stable.
- On June 17, 2022, announced the full redemption of the 8.00% Senior Unsecured Notes due 2024 (the "2024 Notes") of $89.0 million aggregate principal amount. The redemption was completed on July 15, 2022 at a price of 102.00% of the principal amount plus accrued and unpaid interest, up to but not including, the redemption date. Previously, on April 5, 2022, completed the partial redemption of $28.5 million principal amount of the 2024 Notes at a price equal to 102.00% of the principal amount plus accrued and unpaid interest.
- On June 16, 2022, an indirect wholly-owned subsidiary of the Company closed the private placement of $350.0 million of privately rated investment grade 5.69% Senior Secured Notes due 2027 (the "2027 USPP Notes") to a limited number of accredited investors. Pricing on June 1, 2022 was based on the 3.2 year Interpolated US Treasury Yield (ICUR3.2) plus a spread of 2.85%. A portion of the net proceeds was used to repay the remaining outstanding balance of the Hayfin Facility, which bore interest at LIBOR + 7.00%, and the outstanding balance of the Hellenic Facility, which bore interest at LIBOR + 3.90%, resulting in five unencumbered ships. The remaining net proceeds were used to redeem all of the outstanding 2024 Notes in July 2022 and for general corporate purposes.

- On May 12, 2022, announced the investment and participation in a carbon capture initiative led by Aqualung Carbon Capture AS ("Aqualung"), an innovator in carbon dioxide capture and separation technology, alongside other industry leaders in shipping, energy generation and infrastructure, and lithium production. The Company was invited to invest in Aqualung and to pool its technical expertise to support the application of Aqualung's carbon capture solution to the maritime sector, with a particular focus on the development of containerized carbon capture units to be retrofit-able to containerships and other seagoing vessels.
- In February 2022, entered into USD 1 month LIBOR interest rate caps of 0.75% through fourth quarter 2026 on $507.9 million of floating rate debt, which reduces over time and represented the remaining balance of the outstanding floating rate debt, after entering a similar interest rate cap in December 2021, on $484.1 million of floating rate debt, which also reduces over time, leaving us fully hedged on our floating rate debt.

- In January 2022, agreed an amendment to the existing $268.0 million Syndicated Senior Secured Credit Facility with an outstanding balance of $213.2 million, to extend the maturity date from September 2024 to December 2026, favorably amend certain covenants, and release three vessels from the facility's collateral basket, at an unchanged rate of LIBOR + 3.00%. The three vessels were subsequently used as collateral for a new $60.0 million syndicated senior secured debt facility, maturing in July 2026 and bearing interest at LIBOR + 2.75%, which was used to fully repay our 10.00% Blue Ocean junior debt facility and for general corporate purposes.
George Youroukos, Executive Chairman of Global Ship Lease stated: "These are uncertain times, with the world facing macro headwinds, geopolitical tensions, rising interest rates, and inflation. Against this backdrop, we have continued to focus on making Global Ship Lease as resilient as possible, by building our forward contract cover, fortifying our balance sheet, and positioning ourselves to weather the challenges and take advantage of the opportunities that arise in a cyclical industry such as ours. During the quarter, our high-quality ships, and strong relationships with our customers, allowed us to forward fix 10 ships, on firm charters of five years each, off positions in late-2022, 2023, and even 2024. These new charters add over $770 million of contracted revenues, and bring our total forward cover to more than $2.2 billion, spread over almost three years, providing further support for our sustainable annualized dividend of $1.50 per common share. Our focus on long-term charters, and deep customer relationships, will also underpin collective efforts to decarbonize shipping, in step with an evolving regulatory and commercial environment that will hinge on ever closer cooperation between owners and charterers".

Ian Webber, Chief Executive Officer, commented: "Our conservative, risk-averse business model, and disciplined approach to capital allocation, have continued to inform our focus upon building and protecting shareholder value through the cycle. Even as central banks have raised interest base rates to the highest levels seen in over a decade, we have successfully reduced our overall cost of debt to 4.53%, which is only slightly higher than the Federal Reserve's benchmark interest rate, and have fully hedged our exposure to floating interest rates. Furthermore, we have no re-financing requirements before 2026. During the course of this year, we have added over $920 million of contracted revenues, supporting our sustainable dividend and allowing us to repurchase an additional $15 million of common shares since our previous earnings release, bringing total share repurchases since we established our $40 million buy-back authorization in second quarter to $20 million".

SELECTED FINANCIAL DATA – UNAUDITED
(thousands of U.S. dollars)
	Three	Three	Nine	Nine
	months ended	months ended	months ended	months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Operating Revenue (1)	172,536	138,574	480,623	294,425
Operating Income	101,725	79,644	269,051	155,320
Net Income (2)	89,611	62,913	210,768	97,137
Adjusted EBITDA (3)	111,406	64,462	298,363	158,077
Normalized Net Income (3)	87,491	63,088	220,970	104,586

(1) Operating Revenue is net of address commissions which represent a discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate and also includes the amortization of intangible liabilities. Brokerage commissions are included in "Time charter and voyage expenses".
(2) Net Income available to common shareholders.
(3) Adjusted EBITDA and Normalized Net Income are non-U.S. Generally Accepted Accounting Principles ("U.S. GAAP") financial measures, as explained further in this press release, and are considered by Global Ship Lease to be a useful measure of its performance. For reconciliations of these non-U.S. GAAP financial measure to net income or earnings per share as reported, the most directly comparable U.S. GAAP financial measures, please see "Reconciliation of Non-U.S. GAAP Financial Measures" below.
Revenue and Utilization
Revenue from fixed-rate, mainly long-term, time-charters was $172.5 million in the three months ended September 30, 2022, up $33.9 million (or 24.5%) on revenue of $138.6 million for the prior year period. The period-on-period increase in revenue was principally due to (i) a 12.1% increase in ownership days, due to the net acquisition of 22 vessels in 2021, 17 of which were delivered after June 30, 2021, resulting in 5,980 ownership days in the third quarter of 2022, compared to 5,334 in the third quarter of 2021, (ii) increased revenue on charter renewals at higher rates on nine vessels, (iii) a decrease in unplanned off hire days from 137 in the third quarter of 2021 to 102 in the same quarter of 2022 partially offset by $15.3 million reduction in the credit from amortization of intangible liabilities arising on below-market charters attached to certain vessel additions and $3.5 million reduction in the credit from straightlining the effect of timecharter modifications. The 102 days of unplanned offhire in the third quarter of 2022 include mainly an incident of 49 days for diesel generators repairs in one ship and the remaining days relate to operational and technical incidents. The 47 days of planned offhire for drydockings in the third quarter of 2022 were attributable to two regulatory drydockings completed, while in the comparative period of 2021, the 190 days of planned offhire were mainly attributable to five regulatory drydockings. Idle time was nil in the third quarter of 2022, compared to 13 days in the comparative period. Utilization for the third quarter of 2022 was 97.5% compared to utilization of 93.6% in the same period of the prior year.

For the nine months ended September 30, 2022, revenue was $480.6 million, up $186.2 million (or 63.2%) on revenue of $294.4 million in the comparative period, mainly due to the factors noted above.
The table below shows fleet utilization for the three and nine months ended September 30, 2022 and 2021, and for the years ended December 31, 2021, 2020, 2019 and 2018.

	Three months ended		Nine months ended		Year ended
	September 30,	September 30,	September 30,	September 30,	December 31,	December 31,	December 31,	December 31,
Days	2022	2021	2022	2021	2021	2020	2019	2018

Ownership days	5,980	5,334	17,745	13,459	19,427	16,044	14,326	7,675
Planned offhire - scheduled drydock	(47)	(190)	(356)	(385)	(752)	(687)	(537)	(34)
Unplanned offhire	(102)	(137)	(338)	(198)	(260)	(95)	(105)	(17)
Idle time	nil	(13)	(30)	(40)	(88)	(338)	(164)	(47)
Operating days	5,831	4,994	17,021	12,836	18,327	14,924	13,520	7,577

Utilization	97.5%	93.6%	95.9%	95.4%	94.3%	93.0%	94.4%	98.7%

Two drydockings to meet regulatory requirements were completed in the third quarter 2022 and, as of September 30, 2022, none were in progress. In 2022, we anticipate six further drydockings.
Vessel Operating Expenses
Vessel operating expenses, which are primarily the costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were up 19.6% to $41.0 million for the third quarter of 2022, compared to $34.3 million in the comparative period. The increase of $6.7 million was mainly due to 646, or 12.1%, additional ownership days in the third quarter of 2022 as the result of the net acquisition of 22 vessels in 2021, 17 of which were delivered after June 30, 2021 plus increased crew expenses as a result of COVID-19 and the conflict in Ukraine, increased insurance costs and increased lubricant expenses as a result of higher oil prices. The average cost per ownership day in the quarter was $6,855, compared to $6,428 for the prior year period, up $427 per day, or 6.6%.
For the nine months ended September 30, 2022, vessel operating expenses were $121.9 million, or an average of $6,869 per day, compared to $86.7 million in the comparative period, or $6,441 per day, an increase of $428 per ownership day, or 6.6%.
Time Charter and Voyage Expenses
Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner's account when a ship is off-hire or idle and miscellaneous owner's costs associated with a ship's voyage. Time charter and voyage expenses were $5.1 million for the third quarter of 2022, compared to $4.4 million in the third quarter of 2021. The increase was mainly due to the commissions of the 22 vessels acquired in 2021, 17 of which were delivered after June 30, 2021, increased commissions on charter renewals at higher rates plus additional voyage administration costs and other voyage expenses mainly related to COVID-19 port restrictions and additional operational requests from charterers.
For the nine months ended September 30, 2022, time charter and voyage expenses were $14.6 million, or an average of $822 per day, compared to $8.3 million in the comparative period, or $617 per day, an increase of $205 per ownership day, or 33.2%.
Depreciation and Amortization

Depreciation and amortization for the third quarter of 2022 was $20.5 million, compared to $16.8 million in the third quarter of 2021. The increase was mainly due to the net acquisition of 22 vessels in 2021, 17 of which were delivered after June 30, 2021 and the 12 drydockings that have been completed since October 1, 2021.

Depreciation for the nine months ended September 30, 2022 was $60.6 million, compared to $42.3 million in the comparative period, with the increase being due to the net acquisition of 22 vessels in 2021, 17 of which were delivered after June 30, 2021.

Gain on sale of vessel
The 2001-built, 2,272 TEU containership, La Tour, was sold on June 30, 2021 for net proceeds of $16.5 million resulting in a gain of $7.8 million.
General and Administrative Expenses
General and administrative expenses were $4.2 million in the third quarter of 2022, compared to $3.4 million in the third quarter of 2021. The increase was mainly due to the non-cash effect of stock-based compensation expense due to vesting recorded in the third quarter of 2022. The average general and administrative expense per ownership day for the third quarter of 2022 was $695, compared to $642 in the comparative period, an increase of $53 or 8.3%.

For the nine months ended September 30, 2022, general and administrative expenses were $14.4 million, compared to $9.6 million in the comparative period mainly due to the non-cash effect of stock-based compensation expenses due to vesting recorded in 2022. The average general and administrative expense per ownership day for the nine-month period ended September 30, 2022 was $814, compared to $710 in the comparative period, an increase of $104 or 14.6%.

Adjusted EBITDA

Adjusted EBITDA  (a non-GAAP financial measure) was $111.4 million for the third quarter of 2022, up from $64.5 million for the third quarter of 2021, with the net increase being mainly due the net acquisition of 22 vessels in 2021, 17 of which were delivered after June 30, 2021 and increased revenue from charter renewals at higher rates.

Adjusted EBITDA for the nine months ended September 30, 2022 was $298.4 million, compared to $158.1 million for the comparative period, with the increase being due to the net acquisition of 22 vessels in 2021, 17 of which were delivered after June 30, 2021.

Interest Expense and Interest Income

Debt as at September 30, 2022 totaled $999.5 million, comprising $498.7 million of secured bank debt collateralized by vessels, $350.0 million of 2027 USPP Notes collateralized by vessels, $150.8 million under sale and leaseback financing transactions. As of September 30, 2022, five of our vessels were unencumbered.

Debt as at September 30, 2021 totaled $1,093.4 million, comprising $820.0 million secured debt collateralized by vessels, $155.9 million from sale and leaseback financing transactions and $117.5 million of unsecured indebtedness on our 2024 Notes. As of September 30, 2021, none of our vessels were unencumbered.

Interest and other finance expenses for the third quarter of 2022 was $16.1 million, up from $15.0 million for the third quarter of 2021. The increase in other finance expenses was mainly due to the non-cash write-off of deferred financing charges of $2.1 million plus $1.8 million premium paid following the full repayment of our 2024 Notes in July 2022 offset by $1.3 million of accelerated amortization of premium, compared to a prepayment fee of $0.2 million on the repayment of Hayfin Facility. In addition, our blended cost of debt has decreased from approximately 4.93% for third quarter 2021 to 4.53% for third quarter of 2022, as a result of the refinancings despite an increase in three month Libor in third quarter of 2022 to 3.0%, but capped to 0.75%, as compared to three month Libor of 0.13% in third quarter of 2021.

Interest and other finance expenses for the nine months ended September 30, 2022 was $64.9 million, up from $54.3 million for the comparative period. The increase in other finance expenses is mainly due to a prepayment fee and the associated non-cash write off of deferred financing charges of $14.1 million on the full repayment of the Hayfin Credit Facility, the non-cash write off of deferred financing charges of $0.3 million on the full repayment of the Hellenic Credit Facility, $0.6 million premium paid on the redemption in April of $28.5 million of our 2024 Notes, a $1.8 million premium paid on the full redemption of our 2024 Notes in July 2022, the associated non-cash write off of deferred financing charges of $2.1 million and acceleration of premium amortization of $1.3 million and a prepayment fee and the associated non-cash write off of deferred financing charges of $4.1 million on the full repayment of the Blue Ocean Junior Credit Facility compared to $5.8 million premium paid on the redemption in full of the 2022 Notes in January 2021 plus the acceleration of deferred financing charges of $3.7 million, and the acceleration of amortization of original issue discount associated with the redemption of the 2022 Notes of $1.1 million plus the prepayment fee of $1.6 million paid on the partial repayment of the Blue Ocean Junior Credit Facility, plus the prepayment fee of $1.4 million paid on the repayment and completion of the refinancing of the Odyssia Credit Facilities, plus a prepayment fee of $0.2 million on the repayment of Hayfin Facility.

Interest income for the third quarter of 2022 was $0.7 million, up from $0.01 million for the third quarter of 2021.  Interest income for the nine months period ended September 30, 2022 was $1.2 million, compared to $0.4 million for the comparative period.

Other income, Net

Other income, net was $1.0 million in the third quarter of 2022, compared to an income of $0.8 million in the third quarter of 2021. Other income, net was $1.2 million for the nine month period ended September 30, 2022, compared to $1.7 million for the comparative period.

Taxation

Taxation for the three months ended September 30, 2022 was a credit of $0.05 million, compared to a debit of $0.06 million in the third quarter of 2021. Taxation for the nine months ended September 30, 2022 was a credit of $0.05 million, compared to a debit of $0.06 million in the comparative period.

Fair value adjustment on derivatives

In December 2021, we entered into a USD 1 month LIBOR interest rate cap of 0.75% through fourth quarter 2026 on $484.1 million of floating rate debt, which reduces over time and represented approximately half of the outstanding floating rate debt. In February 2022, we entered into two additional USD 1 month LIBOR interest rate caps of 0.75% through fourth quarter 2026 on the remaining balance of $507.9 million of floating rate debt. One of these interest rate caps was not designated as a cash flow hedge and therefore the positive fair value adjustment of $4.7 million for the third quarter of 2022 was recorded through our statement of income. The positive fair value adjustment for the nine month period ended September 30, 2022 amounted to $11.3 million.

Earnings Allocated to Preferred Shares
Our Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the third quarter of 2022 was $2.4 million, compared to $2.4 million for the third quarter 2021. The cost was $7.2 million in the nine months ended September 30, 2022, compared to $5.9 million for the comparative period.  The increase was due to additional Series B Preferred Shares issued under our ATM program since July 1, 2021.
Net Income Available to Common Shareholders

Net income available to common shareholders for the three months ended September 30, 2022 was $89.6 million. Net income available to common shareholders for the three months ended September 30, 2021 was $62.9 million.

Earnings per share for the three months ended September 30, 2022 was $2.44, an increase of 41.0% from the earnings per share for the comparative period, which was $1.73.

For the nine months ended September 30, 2022, net income available to common shareholders was $210.8 million. For the nine months ended September 30, 2021, net income available to common shareholders was $97.1 million.

Earnings per share for the nine months ended September 30, 2022 was $5.75, an increase of 105.4% from the earnings per share for the comparative period, which was $2.80.

Normalized net income (a non-GAAP financial measure) for the three months ended September 30, 2022, was $87.5 million. Normalized net income for the three months ended September 30, 2021 was $63.1 million.

Normalized earnings per share (a non-GAAP financial measure) for the three months ended September 30, 2022 was $2.38, an increase of 36.8% from normalized earnings per share for the comparative period, which was $1.74.

Normalized net income for the nine months ended September 30, 2022, was $221.0 million. Normalized net income for the nine months period ended September 30, 2021 was $104.6 million.

Normalized earnings per share for the nine months ended September 30, 2022 was $6.03, an increase of 100.3% from normalized earnings per share for the comparative period, which was $3.01.

Fleet

As at November 8, 2022, we had 65 containerships in our fleet.

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date (2)	Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	2Q26	47,200
ZIM Norfolk (ex UASC Al Khor) (1)	9,115	31,764	2015	ZIM (3)	2Q27 (3)	4Q27 (3)	65,000 (3)
Anthea Y (1)	9,115	31,890	2015	COSCO	3Q23	4Q23	38,000
ZIM Xiamen (ex Maira XL)(1)	9,115	31,820	2015	ZIM (3)	3Q27 (3)	4Q27 (3)	65,000 (3)
MSC Tianjin	8,603	34,325	2005	MSC	2Q24	3Q24	19,000
MSC Qingdao (4)	8,603	34,609	2004	MSC	2Q24	2Q25	23,000
GSL Ningbo	8,603	34,340	2004	MSC	3Q27	4Q27 (5)	22,500 (5)
GSL Eleni	7,847	29,261	2004	Maersk	3Q24	4Q24 (6)	16,500 (6)
GSL Kalliopi	7,847	29,105	2004	Maersk	3Q23	4Q24 (6)	18,900 (6)
GSL Grania	7,847	29,190	2004	Maersk	3Q23	1Q25 (6)	17,750 (6)
Mary (1)	6,927	23,424	2013	CMA CGM	4Q28	1Q31 (7)	25,910 (7)
Kristina (1)	6,927	23,421	2013	CMA CGM	3Q29	3Q31 (7)	25,910 (7)
Katherine (1)	6,927	23,403	2013	CMA CGM	1Q29	2Q31 (7)	25,910 (7)
Alexandra (1)	6,927	23,348	2013	CMA CGM	2Q29	3Q31 (7)	25,910 (7)
Alexis (1)	6,882	23,919	2015	CMA CGM	2Q29	3Q31 (7)	25,910 (7)
Olivia I (1)	6,882	23,864	2015	CMA CGM	2Q29	2Q31 (7)	25,910 (7)
GSL Christen	6,840	27,954	2002	Maersk	3Q23	1Q24	35,000
GSL Nicoletta	6,840	28,070	2002	Maersk	3Q24	4Q24	35,750
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	4Q25	2Q26	37,750
Agios Dimitrios (4)	6,572	24,931	2011	MSC	4Q23	3Q24	20,000
GSL Vinia	6,080	23,737	2004	Maersk	3Q24	1Q25	13,250
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	2Q24	1Q25	13,250
GSL Dorothea	5,992	24,243	2001	Maersk	3Q24	3Q26	18,600 (8)
GSL Arcadia	6,008	24,858	2000	Maersk	2Q24	1Q26	18,600 (8)
GSL Violetta	6,008	24,873	2000	Maersk	4Q24	4Q25	18,600 (8)
GSL Maria	6,008	24,414	2001	Maersk	4Q24	1Q27	18,600 (8)
GSL MYNY	6,008	24,873	2000	Maersk	3Q24	1Q26	18,600 (8)
GSL Melita	6,008	24,848	2001	Maersk	3Q24	3Q26	18,600 (8)
GSL Tegea	5,992	24,308	2001	Maersk	3Q24	3Q26	18,600 (8)
Tasman	5,936	25,010	2000	Maersk	4Q23	1Q24	20,000 (9)
ZIM Europe	5,936	25,010	2000	ZIM	1Q24	2Q24	24,250
Ian H	5,936	25,128	2000	ZIM	2Q24	4Q24	32,500
GSL Tripoli	5,470	22,259	2009	Maersk	3Q24	4Q27	36,500 (10)
GSL Kithira	5,470	22,108	2009	Maersk	4Q24	4Q27	36,500 (10)
GSL Tinos	5,470	22,067	2010	Maersk	4Q24	4Q27	36,500 (10)
GSL Syros	5,470	22,098	2010	Maersk	4Q24	4Q27	36,500 (10)
Dolphin II	5,095	20,596	2007	OOCL	1Q25	3Q25	53,500
Orca I	5,095	20,633	2006	Maersk	2Q24	4Q25	21,000 (11)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q26	4Q26	35,500
GSL Château d'If	5,089	19,994	2007	CMA CGM	4Q26	1Q27	35,500
GSL Susan	4,363	17,309	2008	CMA CGM	3Q27	1Q28	22,000 (12)
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	1Q28	2Q28	25,350 (12)
CMA CGM Sambhar	4,045	17,429	2006	CMA CGM	1Q28	2Q28	25,350 (12)
CMA CGM America	4,045	17,428	2006	CMA CGM	1Q28	2Q28	25,350 (12)
GSL Rossi	3,421	16,420	2012	ZIM	1Q26	3Q26	38,875
GSL Alice	3,421	16,543	2014	CMA CGM	1Q23	2Q23	21,500
GSL Eleftheria	3,404	16,642	2013	Maersk	3Q25	4Q25	37,975
GSL Melina	3,404	16,703	2013	Maersk	2Q23	3Q23	24,500
GSL Valerie	2,824	11,971	2005	ZIM	1Q25	3Q25	35,600 (13)
Matson Molokai	2,824	11,949	2007	Matson	2Q25	3Q25	36,500
GSL Lalo	2,824	11,950	2006	ONE	4Q22	1Q23	18,500
GSL Mercer	2,824	11,970	2007	ONE	4Q24	1Q25	35,750
Athena	2,762	13,538	2003	Hapag-Lloyd	2Q24	3Q24	21,500
GSL Elizabeth	2,741	11,507	2006	ONE	4Q22	4Q22	18,500
Tbr GSL Chloe	2,546	12,212	2012	ONE	4Q24	1Q25	33,000
GSL Maren	2,546	12,243	2014	Westwood	4Q22	2Q23	19,250
Maira	2,506	11,453	2000	Hapag-Lloyd	1Q23	2Q23	14,450
Nikolas	2,506	11,370	2000	CMA CGM	1Q23	2Q23	16,000
Newyorker	2,506	11,463	2001	CMA CGM	1Q24	3Q24	20,700
Manet	2,272	11,727	2001	OOCL	4Q24	2Q25	32,000
Keta	2,207	11,731	2003	CMA CGM	1Q25	1Q25	25,000
Julie	2,207	11,731	2002	Sea Consortium	1Q23	2Q23	20,000
Kumasi	2,207	11,791	2002	Wan Hai	1Q25	2Q25	38,000
Akiteta	2,207	11,731	2002	OOCL	4Q24	1Q25	32,000
GSL Amstel	1,118	5,167	2008	CMA CGM	3Q23	3Q23	11,900

(1)	Modern design, high reefer capacity, fuel-efficient vessel.
(2)
In many instances charterers have the option to extend a charter beyond the nominal latest expiry date by the amount of time that the vessel was off hire during the course of that charter. This additional charter time ("Offhire Extension") is computed at the end of the initially contracted charter period. The Latest Charter Expiry Dates shown in this table have been adjusted to reflect offhire accrued up to the date of issuance of this release plus estimated offhire scheduled to occur during the remaining lifetimes of the respective charters. However, as actual offhire can only be calculated at the end of each charter, in some cases actual Offhire Extensions – if invoked by charterers – may exceed the Latest Charter Expiry Dates indicated.

(3)
ZIM Norfolk (ex UASC Al Khor) & ZIM Xiamen (ex Maira XL). On November 22, 2021 we announced the forward fixture of these two ships, upon the expiry of their existing charters in the second and third quarters of 2022, respectively, for approximately five years each at a charter rate of $65,000 per day.

(4)	MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems ("scrubbers").
(5)
GSL Ningbo chartered to MSC at $22,500 per day to July 2023. Thereafter, the charter has been extended by 48 to 52 months, at a rate expected to generate annualized Adjusted EBITDA of approximately $16.2 million.

(6)
GSL Eleni (delivered 2Q 2019) is chartered for five years; GSL Kalliopi (delivered 4Q 2019) and GSL Grania (delivered 3Q 2019) are chartered for three years plus two successive periods of one year each, at the option of the charterer. For GSL Kalliopi and GSL Grania the first option periods were exercised in May 2022. During the option periods the charter rates for GSL Kalliopi and GSL Grania are $18,900 per day and $17,750 per day respectively, with these new rates to apply from 3Q 2022 for GSL Grania and 4Q 2022 for GSL Kalliopi.

(7)
Mary, Kristina, Katherine, Alexandra, Alexis, Olivia I were forward fixed to Hapag-Lloyd for five years, followed by two periods of 12 months each at the option of the charterer. The new charters are scheduled to commence, on a staggered basis, between late 2023 and late 2024, following the expiration of existing charters. The charters are expected to generate average annualized Adjusted EBITDA of approximately $12.7 million per ship.

(8)
Contract cover for each ship is for a firm period of at least three years from the date each vessel was delivered, with charterers holding a one-year extension option on each charter (at a rate of $12,900 per day), followed by a second option (at a rate of $12,700 per day) with the period determined by – and terminating prior to – each vessel's 25th year drydocking & special survey.

(9)	Tasman. 12-month extension at charterer's option was declared in May 2022, at an increased rate of $20,000 per day. The new rate applied from 3Q 2022.
(10)
Ultra-high reefer ships of 5,470 TEU each. Contract cover on each ship is for a firm period of three years at a rate of $36,500 per day, with a period of an additional three years (at $17,250 per day) at charterers' option.

(11)	Orca I. Chartered at $21,000 per day through to the median expiry of the charter in 2Q2024; thereafter the charterer has the option to charter the vessel for a further 12-14 months at the same rate.
(12)
GSL Susan, CMA CGM Jamaica, CMA CGM Sambhar and CMA CGM America. In July 2022, these four vessels were forward fixed for five years +/- 45 days at charter rates expected to generate annualized Adjusted EBITDA of approximately $10.9 million per vessel. The new charter for GSL Susan is scheduled to commence in late 2022, while those for the other three ships are due to commence towards the end of 1Q 2023.

(13)	GSL Valerie. Chartered to ZIM at an average rate of $35,600 per day-$40,000 for the first 12 months, $36,000 for the next 12 months and $32,000 for the remaining period.

Conference Call and Webcast
Global Ship Lease will hold a conference call to discuss the Company's results for the three and nine months ended September 30, 2022 today, Wednesday November 9, 2022 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:
(1)  Dial-in: (800) 715-9871 or (646) 307-1963; Passcode: 8514573

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

The webcast will also be archived on the Company's website: http://www.globalshiplease.com.

Annual Report on Form 20-F

The Company's Annual Report for 2021 was filed with the Securities and Exchange Commission (the "Commission") on March 24, 2022. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company's website at http://www.globalshiplease.com or on the Commission's website at www.sec.gov.  Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, 25 Wilton Road, London SW1V ILW.
About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York stock Exchange in August 2008.
As at November 8, 2022, Global Ship Lease owned 65 containerships, ranging from 1,118 to 11,040 TEU, with an aggregate capacity of 342,348 TEU. 32 ships are wide-beam Post-Panamax.
Adjusted to include all charters agreed, up to November 8, 2022, the average remaining term of the Company's charters as at September 30, 2022, to the mid-point of redelivery, including options under the Company's control and other than if a redelivery notice has been received, was 2.9 years on a TEU-weighted basis. Contracted revenue on the same basis was $2.23 billion. Contracted revenue was $2.65 billion, including options under charterers' control and with latest redelivery date, representing a weighted average remaining term of 3.7 years.
Reconciliation of Non-U.S. GAAP Financial Measures

To supplement our financial information presented in accordance with U.S. GAAP, we use certain "non-GAAP financial measures" as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company's operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. We believe that the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business than U.S. GAAP measures alone. In addition, we believe that the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as impairment charges, contract termination costs or items outside of our control.

We believe that the presentation of the following financial measures is useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

A.	Adjusted EBITDA

Adjusted EBITDA represents net income available to common shareholders before interest income and expense, earnings allocated to preferred shares, income taxes, depreciation and amortization of drydocking net costs, gains or losses on the sale of vessels, amortization of intangible liabilities, charges for share based compensation, fair value adjustment on derivatives, the effect of the straight lining of time charter modifications, and impairment losses. Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of our ability to generate cash from our operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

Adjusted EBITDA is presented herein both on a historic basis and on a forward-looking basis in certain instances. We do not provide a reconciliation of such forward looking non-U.S. GAAP financial measure to the most directly comparable U.S. GAAP measure because such U.S. GAAP financial measure on a forward-looking basis is not available to us without unreasonable effort.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021

Net income available to Common Shareholders	89,611	62,913	210,768	97,137

Adjust:
Depreciation and amortization	20,522	16,799	60,647	42,318
Amortization of intangible liabilities	(9,305)	(24,607)	(32,725)	(27,068)
Gain on sale of vessel	-	-	-	(7,770)
Fair value adjustment on derivative asset	(4,660)	-	(11,308)	-
Interest income	(680)	(5)	(1,195)	(369)
Interest expense	16,142	15,048	64,884	54,302
Share based compensation	2,222	150	7,882	2,005
Earnings allocated to preferred shares	2,384	2,384	7,152	5,879
Income tax	(50)	58	(50)	58
Effect from straight lining time charter modifications	(4,780)	(8,278)	(7,692)	(8,415)

Adjusted EBITDA	111,406	64,462	298,363	158,077

B.	Normalized net income

Normalized net income represents net income available to common shareholders after adjusting for certain non-recurring items. Normalized net income is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for items that do not affect operating performance or operating cash generated. Normalized net income is not defined in U.S. GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles. Our use of Normalized net income may vary from the use of similarly titled measures by others in our industry.

NORMALIZED NET INCOME

(thousands of U.S. dollars)

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021

Net income available to Common Shareholders	89,611	62,913	210,768	97,137

Adjust:
Fair value adjustment on derivative assets	(4,660)	-	(11,308)	-
Gain on sale of vessel	-	-	-	(7,770)
Prepayment fee on repayment of Blue Ocean Credit Facility	-	-	3,968	1,618
Accelerated write off of deferred financing charges related to full repayment of Blue Ocean Credit Facility	-	-	83	-
Prepayment fee on repayment of Odyssia Credit Facilities	-	-	-	1,438
Premium paid on redemption of 2022 Notes	-	-	-	5,764
Accelerated write off of deferred financing charges related to redemption of 2022 Notes	-	-	-	3,745
Accelerated write off of original issue discount related to redemption of 2022 Notes	-	-	-	1,133
Accelerated write off of deferred financing charges related to redemption of 2024 Notes	2,104	-	2,104	-
Accelerated write off of premium related to redemption of 2024 Notes	(1,344)	-	(1,344)	-
Premium paid on redemption of 2024 Notes	1,780	-	2,350	-
Accelerated stock-based compensation expense due to vesting and new awards of fully vested incentive shares	-	-	-	1,346
Accelerated write off of deferred financing charges related to full repayment of Hellenic Credit Facility	-	-	298	-
Accelerated write off of deferred financing charges related to full repayment of Hayfin Credit Facility	-	-	2,822	-
Prepayment fee on repayment of Hayfin Credit Facility	-	175	11,229	175

Normalized net income	87,491	63,088	220,970	104,586

C.	Normalized Earnings per Share

Normalized Earnings per Share represents Earnings per Share after adjusting for certain non-recurring items. Normalized Earnings per Share is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported Earnings per Share for items that do not affect operating performance or operating cash generated. Normalized Earnings per Share is not defined in U.S. GAAP and should not be considered to be an alternate to Earnings per Share as reported or any other financial metric required by such accounting principles. Our use of Normalized Earnings per Share may vary from the use of similarly titled measures by others in our industry.

NORMALIZED EARNINGS PER SHARE

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021

EPS as reported (USD)	2.44	1.73	5.75	2.80
Normalized net income adjustments-Class A common shares (in thousands USD)	(2,120)	175	10,202	7,449
Weighted average number of Class A Common shares	36,790,836	36,303,572	36,649,874	34,734,005
Adjustment on EPS (USD)	(0.06)	0.01	0.28	0.21
Normalized EPS (USD)	2.38	1.74	6.03	3.01

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease's current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate", "believe", "continue", "estimate", "expect", "intend", "may", "ongoing", "plan", "potential", "predict", "should", "project", "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;
•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;
•	geo-political events such as the conflict in Ukraine;
•	the length and severity of the ongoing outbreak of the novel coronavirus (COVID-19) around the world and governmental responses thereto;
•	the financial condition of our charterers, particularly our major charterers, and their ability to pay charterhire in accordance with the charters;
•
Global Ship Lease's financial condition and liquidity, including its level of indebtedness or ability to obtain additional financing to fund capital expenditures, ship acquisitions and other general corporate purposes;

•	Global Ship Lease's ability to meet its financial covenants and repay its credit facilities;
•
Global Ship Lease's expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facilities;

•	risks relating to the acquisition of Poseidon Containers and Global Ship Lease's ability to realize the anticipated benefits of the acquisition;

•	future acquisitions, business strategy and expected capital spending;
•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;
•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;
•	assumptions regarding interest rates and inflation;
•	changes in the rate of growth of global and various regional economies;
•	risks incidental to ship operation, including piracy, discharge of pollutants and ship accidents and damage including total or constructive total loss;
•	estimated future capital expenditures needed to preserve its capital base;
•	Global Ship Lease's expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;
•	Global Ship Lease's continued ability to enter into or renew long-term, fixed-rate charters or other ship employment arrangements;
•	Global Ship Lease's ability to realize expected benefits from its acquisition of secondhand vessels;
•	the continued performance of existing long-term, fixed-rate time charters;
•	Global Ship Lease's ability to capitalize on its management's and board of directors' relationships and reputations in the containership industry to its advantage;
•	changes in governmental and classification societies' rules and regulations or actions taken by regulatory authorities;
•	expectations about the availability of insurance on commercially reasonable terms;
•	unanticipated changes in laws and regulations including taxation;
•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease's actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease's filings with the U.S. Securities and Exchange Commission (the "SEC"). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication.

Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

	September 30, 2022	December 31, 2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$102,709	$67,280
Time deposits	17,400	7,900
Restricted cash	28,802	24,894
Accounts receivable, net	4,147	3,220
Inventories	11,555	11,410
Prepaid expenses and other current assets	24,619	25,224
Derivative assets	27,357	533
Due from related parties	359	2,897
Total current assets	$216,948	$143,358
NON-CURRENT ASSETS
Vessels in operation	$1,640,788	$1,682,816
Advances for vessels acquisitions and other additions	3,912	6,139
Deferred charges, net	49,394	37,629
Other non-current assets	27,693	14,010
Derivative assets, net of current portion	41,811	6,694
Restricted cash, net of current portion	113,996	103,468
Total non-current assets	1,877,594	1,850,756
TOTAL ASSETS	$2,094,542	$1,994,114
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$19,373	$13,159
Accrued liabilities	25,155	32,249
Current portion of long-term debt	193,619	190,316
Current portion of deferred revenue	17,172	8,496
Due to related parties	552	543
Total current liabilities	$255,871	$244,763
LONG-TERM LIABILITIES
Long-term debt, net of current portion and deferred financing costs	$789,264	$880,134
Intangible liabilities-charter agreements	22,651	55,376
Deferred revenue, net of current portion	111,650	101,288
Total non-current liabilities	923,565	1,036,798
Total liabilities	$1,179,436	$1,281,561
Commitments and Contingencies	-	-
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 36,292,765 shares issued and outstanding (2021 – 36,464,109 shares)	$362	$365
Series B Preferred Shares - authorized 44,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2021 – 43,592 shares)	-	-
Additional paid in capital	691,438	698,463
Retained earnings	187,317	13,498
Accumulated other comprehensive income	35,989	227
Total shareholders' equity	915,106	712,553
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,094,542	$1,994,114

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Income

(Expressed in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
OPERATING REVENUES
Time charter revenue (includes related party revenues of $nil and $38,990 for each of the three month periods ended September 30, 2022 and 2021, respectively, and $66,929 and $104,995 for each of the nine month periods ended September 30, 2022 and 2021, respectively)	$163,231	$113,967	$447,898	$267,357
Amortization of intangible liabilities-charter agreements (includes related party amortization of intangible liabilities-charter agreements of $nil and $2,520 for the three month periods ended September 30, 2022 and 2021, respectively, and $5,385 and $3,524 for each of the nine month periods ended September 30, 2022 and 2021, respectively)	9,305	24,607	32,725	27,068
Total Operating Revenues	172,536	138,574	480,623	294,425

OPERATING EXPENSES:
Vessel operating expenses (includes related party vessel operating expenses of $4,077 and $3,887 for each of the three month periods ended September 30, 2022 and 2021, respectively, and $12,686 and $10,755 for each of the nine month periods ended September 30, 2022 and 2021, respectively)	40,997	34,286	121,883	86,692
Time charter and voyage expenses (includes related party time charter and voyage expenses of $1,696 and $895 for the three month periods ended September 30, 2022 and 2021, respectively, and $4,646 and $2,365 for each of the nine month periods ended September 30, 2022 and 2021, respectively)	5,136	4,422	14,594	8,311
Depreciation and amortization	20,522	16,799	60,647	42,318
General and administrative expenses	4,156	3,423	14,448	9,554
Gain on sale of vessel	-	-	-	(7,770)
Operating Income	101,725	79,644	269,051	155,320

NON-OPERATING INCOME/(EXPENSES)
Interest income	680	5	1,195	369
Interest and other finance expenses	(16,142)	(15,048)	(64,884)	(54,302)
Other income, net	1,022	754	1,200	1,687
Fair value adjustment on derivative assets	4,660	-	11,308	-
Total non-operating expenses	(9,780)	(14,289)	(51,181)	(52,246)
Income before income taxes	91,945	65,355	217,870	103,074
Income taxes	50	(58)	50	(58)
Net Income	91,995	65,297	217,920	103,016
Earnings allocated to Series B Preferred Shares	(2,384)	(2,384)	(7,152)	(5,879)
Net Income available to Common Shareholders	$89,611	$62,913	$210,768	$97,137

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Cash flows from operating activities:
Net income	$91,995	$65,297	$217,920	$103,016
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$20,522	$16,799	$60,647	$42,318
Gain on sale of vessel	-	-	-	(7,770)
Amortization of derivative assets' premium	370	-	499	-
Amortization of deferred financing costs	3,658	1,447	9,751	6,810
Amortization of original issue premium of notes/premium on repurchase of notes	436	1,598	762	8,734
Amortization of intangible liabilities-charter agreements	(9,305)	(24,607)	(32,725)	(27,068)
Fair value adjustment on derivative asset	(4,660)	-	(11,308)	-
Prepayment fees on debt repayment	-	175	15,197	3,230
Share based compensation	2,222	151	7,882	2,005
Changes in operating assets and liabilities:
Increase in accounts receivable and other assets	$(7,821)	$(16,922)	$(14,005)	$(22,555)
Decrease/(increase) in inventories	398	(2,806)	(145)	(2,945)
Increase in derivative assets	-	-	(15,370)	-
(Decrease)/increase in accounts payable and other liabilities	(1,045)	1,976	(2,060)	(1,172)
Decrease in related parties' balances, net	364	784	2,547	337
Increase in deferred revenue	18,431	938	19,038	1,558
Unrealized foreign exchange (gain)/loss	(2)	3	3	3
Net cash provided by operating activities	$115,563	$44,833	$258,633	$106,501
Cash flows from investing activities:
Acquisition of vessels and intangibles	$-	$(329,349)	$-	$(427,749)
Cash paid for vessel expenditures	(1,204)	(525)	(4,429)	(2,758)
Advances for vessel acquisitions and other additions	(511)	21,638	(2,835)	(4,318)
Cash paid for drydockings	(4,463)	(3,385)	(19,716)	(7,566)
Net proceeds from sale of vessels	-	-	-	16,514
Time deposits acquired	(9,600)	-	(9,500)	-
Net cash used in investing activities	$(15,778)	$(311,620)	$(36,480)	$(425,877)
Cash flows from financing activities:
Proceeds from issuance of 2024 Notes	$-	$-	$-	$22,702
Repurchase of 2022 Notes, including premium	-	-	-	(239,183)
Repurchase of 2024 Notes, including premium	(90,801)	-	(119,871)	-
Proceeds from drawdown of credit facilities and sale and leaseback	-	252,700	60,000	714,505
Proceeds from 2027 USPP Notes	-	-	350,000	-
Repayment of credit facilities and sale and leaseback	(37,162)	(23,829)	(117,080)	(77,667)
Repayment of refinanced debt, including prepayment fees	-	(6,008)	(276,671)	(152,862)
Deferred financing costs paid	(391)	(3,989)	(9,655)	(11,905)
Net proceeds from offering of Class A common shares, net of offering costs	-	(9,763)	-	57,849
Cancellation of Class A common shares	(9,985)	-	(14,910)	-
Proceeds from offering of Series B preferred shares, net of offering costs	-	16,909	-	51,254
Class A common shares-dividend paid	(13,856)	(9,358)	(36,949)	(18,705)
Series B preferred shares-dividend paid	(2,384)	(2,384)	(7,152)	(5,879)
Net cash (used in)/provided by financing activities	$(154,579)	$214,278	$(172,288)	$340,109
Net (decrease)/increase in cash and cash equivalents and restricted cash	(54,794)	(52,509)	49,865	20,733
Cash and cash equivalents and restricted cash at beginning of the period	300,301	165,504	195,642	92,262
Cash and cash equivalents and restricted cash at end of the period	$245,507	$112,995	$245,507	$112,995
Supplementary Cash Flow Information:
Cash paid for interest	9,173	11,743	34,470	36,290
Cash received from interest rate caps	2,993	-	3,247	-
Non-cash investing activities:
Unpaid capitalized expenses	7,334	-	7,334	-
Unpaid drydocking expenses	7,396	6,509	7,396	6,509
Unpaid vessel expenditures	-	4,729	-	4,729
Acquisition of vessels and intangibles	-	89,565	-	92,135
Advances for vessel acquisitions and other additions	-	426	-	426
Non-cash financing activities:
Unpaid deferred financing costs	-	1,395	-	1,395
Issuance of 2024 Notes for the acquisition of vessels	-	35,000	-	35,000
Premium on the 2024 Notes issued for the acquisition of vessels	-	1,680	-	1,680
Unrealized gain on derivative assets	12,349	-	35,263	-